Filed by DTS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: SRS Labs, Inc.

Commission File No.: 000-21123

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

DTSI - Q1 2012 DTS, Inc. Earnings Conference Call

EVENT DATE/TIME: MAY 7, 2012 / 8:30PM  GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

CORPORATE PARTICIPANTS

Anne McGuinness DTS, Inc. - Investor Relations

Jon Kirchner DTS, Inc. - Chairman, CEO

Mel Flanigan DTS, Inc. - CFO

Brian Towne DTS, Inc. - COO

CONFERENCE CALL PARTICIPANTS

Ralph Schackart William Blair & Company - Analyst

Andy Hargreaves Pacific Crest Securities - Analyst

Barbara Coffey Brigantine - Analyst

Jim Goss Barrington Research Associates, Inc. - Analyst

Steven Frankel Green Street Advisors - Analyst

Paul Coster JPMorgan Chase & Co. - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen. Welcome to the DTS first-quarter 2012 conference call. Following the presentation, the conference will be open for questions. (Operator Instructions). This conference is being recorded today, Monday, May 7th, 2012. I would like to turn the conference over to Anne McGuinness of DTS Investor Relations. Anne, please go ahead.

Anne McGuinness  — DTS, Inc. - Investor Relations

Thank you. Good afternoon, ladies and gentlemen. Thanks for joining us as we report first-quarter 2012 financial results for DTS. Joining me on the call today are Jon Kirchner, Chairman and CEO, Mel Flanigan, CFO and Brian Towne, COO of DTS. Before we begin, let me remind you that during this conference call, management may make forward-looking statements that involve risks, uncertainties, assumptions, (technical difficulty) and other factors which if they do not materialize or prove correct could cause DTS’s actual results to differ materially from those expressed in or implied by such forward-looking statements. All statements, other than statements of historical fact, are forward-looking statements including statements containing the words planned, expects, believed, anticipate, and similar expressions that look to future events and performance. These statements may include, among others plans, strategies, and objectives of management for future operations, statements regarding proposing products, services, or developments, statements regarding future financial results or operating performance or economic conditions, statements of beliefs and statements of assumptions underlying any of the foregoing. Factors that could cause our actual results to differ materially from the forward-looking statements made during this call are more fully described in our most recent filings with the SEC, which are available at www.sec.gov. Any forward-looking statements made during this conference call are based on current expectations and projections. The Company does not intend to update these forward-looking statements to reflect events or circumstances arising after this call. In addition, during this conference call, we will be discussing our results on both a GAAP and non-GAAP basis. Non-GAAP metrics will exclude stock based compensation, amortization of intangibles assets, and the related tax effects, if any. Tables providing the details of our non-GAAP measures are available in today’s press release and in our Q1 2012 data sheet that is available on the Investor Relations section of our website. The webcast of this conference call is available on our Investor Relations website at DTS.com. Finally, given our proposed transaction with SRS, please note that none of the statements today are an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. We urge investors and security holders to read the registration statement on Form S-4 which includes a prospectus and proxy statement and all other relevant documents filed with the SEC or assent to SRS stockholders as they become available because they will contain important information about the proposed transaction. In addition, DTS, SRS, and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction. Information regarding the interest of these participants can be found in DTS and SRS’s most recent proxy statements filed with the SEC and additional information regarding their interest will be contained in the prospectus and proxy statement to be filed by DTS and SRS. Now, I will turn the call over to Jon. Please go ahead, Jon.

Jon Kirchner  — DTS, Inc. - Chairman, CEO

Thanks, Anne. Hello, and thank you for joining us today. The first quarter was a good start to what we expect will be a year of strategic growth and transition as we continue to expand our footprint in the network connected device markets through several initiatives. As we’ve discussed on several prior calls, our strategic focus is on the network connected business as two powerful industry trends continue. Namely, the acceleration towards cloud-based entertainment delivery and the proliferation of network connected devices across the CE space. This quarter’s results show continued progress in these markets, with solid revenue growth of 13% year-over-year. Overall, our results were in line with our expectations. In the first quarter, we generated $26.9 million in revenue and non-GAAP net income of $6.2 million or $0.37 per diluted share.

As expected, our growth was driven by the strength of the network connected TV and mobile device markets, offset by declines anticipated in DVD, broadcast, and game console revenue which stemmed in part from supply chain disruption caused by the Thai floods. Revenue for the network connected TV market was up 19% year-over-year as DTS becomes an increasingly important part of the higher quality connected TV experience. This revenue growth reflects increasing unit volumes, a broader base of customers, and DTS enabled units being sold in wider geographies. Meanwhile, mobile device revenue increased year-over-year by an impressive 773%. This is an exciting data point as it demonstrates that our mobile business, which has been small, is beginning to take off as a result of our continuing focus and investments in laying the groundwork for DTS penetration in this large and important market. Significantly, over the last few months we announced a number of key strategic partnerships in the cloud-based entertainment space. These illustrate our progress in developing the infrastructure necessary to deliver a higher quality audio experience to network connected devices.

Major announcements included our partnership with castLabs, an emerging key player in mobile video technologies and services who will integrate DTS audio solutions into its ultraviolet compatible product suite. As most of you know, UV is a format which lets consumers store content in the cloud and play it back on a range of UV enabled devices. CastLabs is integrating DTS technology into both its cloud-based end-to-end UV common file format tool kit and the first ever UV compatible Android based video player. In addition, we are particularly excited about our agreement with the Deluxe Digital distribution to integrate DTS high-definition audio technology into the Deluxe Digital media library, which contains thousands of premium content titles optimized for digital delivery to smartphones, tablets, TVs and other connected devices. These partnerships further position DTS as a key player in the emerging digital distribution space, especially for content owners, over-the-top players, and other aggregators seeking to deliver the highest quality audio experience.

We are also pleased to announce that DTS technology has been integrated into Pantech’s 4GLTE tablet which continues to expand our tablet footprint. In all, since our last earnings call, we saw more than 100 new network connected device models integrating DTS technology. Our pending acquisition of SRS Labs, which we announced last month, is another significant step in efforts to expedite our network connected growth strategy. This strategic transaction will enhance our technology portfolio and accelerate our strategy to provide customers with a comprehensive integrated suite of audio solutions. The combination will boost our efforts to provide consumers with a seamless and intelligently integrated audio solution by providing our licensee partners a one-stop shop for all of their audio needs. Turning to our other markets, overall Blu-ray revenue declined slightly during the quarter on a year-over-year basis, as game console revenue was materially down while players were essentially flat. Notably, Blu-ray PC revenue was up 24% over last year. Game console softness was expected due in part to supply chain issues relating to the Thai floods as mentioned moments ago.

On the content front, we continue to extend our leadership position as DTS HD master audio was incorporated into the vast majority of new Blu-ray titles this quarter. We expect Blu-ray to continue to grow moderately through at least 2015 and remain relevant as the format of choice for optical disc playback and for delivery of the highest quality entertainment and 3D experiences. Home AV was down during the quarter as expected due to accelerated declines in the DVD business as consumers continue to shift from DVD to Blu-ray technology and cloud-based entertainment delivery. In broadcast, we further advanced our efforts to drive long-term growth. We continue to lay the groundwork with infrastructure partners to enable the delivery of higher quality content, especially over IPTV. During NAB, we demonstrated DTS integrations with Manzanita Systems, DaySequerra, and Harris Selenio. We also recently announced partnerships with Guangzhou Broadcasting Network and Anhui FM in China and with Dickey Broadcasting Company and the Atlanta Hawks Radio Network here in the US.

In automotive, we continue to expand our footprint. For example, in April we announced the partnership with BYD, a global green technology leader and China’s first car OEM to incorporate DTS technology. We believe that our car business, which accounted for nearly 15% of total revenue in the first quarter, will continue to be a meaningful source of revenue in the future. In summary, we continue to make important progress on our key strategic initiatives this quarter. In particular, we are seeing accelerating progress in the network connected space, which we expect will further bear out over the next several quarters and drive attractive growth for DTS in 2012 and beyond. To support this growth, we continue to invest intelligently to best position ourselves during this ongoing transition to what we believe is an extremely large and fast-growing market opportunity over the next few years. Now I’ll turn the call over to Mel for a more detailed review of the financials.

Mel Flanigan  — DTS, Inc. - CFO

Thanks, Jon, and good afternoon, everyone. Our full financial results are laid out in the press release we issued this afternoon but I also want to highlight a few key items and themes. Revenue this quarter came in at $26.9 million, including $2.25 million in royalty recoveries. This revenue number was essentially flat compared to first quarter 2011 revenue of $26.8 million which included no royalty recoveries. Excluding royalty recoveries, year-over-year revenue declined 8%, consistent with our expectation going into the quarter that 2012 revenues would be more heavily back-end weighted than in previous years. Total revenue, excluding royalty recoveries for the first quarter of 2012, was at the high end of our previously stated expectations which were for a sequential decline of 10% to 15% from the fourth quarter of 2011.

Non-GAAP net income was $6.2 million, down 12% from $7.1 million in last year’s first quarter. Non-GAAP EPS was $0.37, compared to $0.40 a year ago. On a GAAP basis, net income was $4 million or $0.24 per diluted share, compared to net income of $5.7 million or $0.32 per diluted share in last year’s first quarter. GAAP results in the first quarter include $2.6 million in stock-based compensation expense, $266,000 in amortization of intangibles and $459,000 in acquisition related expenses. A reconciliation of our GAAP to non-GAAP financial metrics for the three months ended March 31, 2012 and 2011 can be found in the tables accompanying our press release this afternoon, and in the Investor Relations section of our website at DTS.com. I’ll discuss our Q1 performance on a non-GAAP basis. That is, excluding stock-based compensation expense, amortization of intangibles, and acquisition related expenses. Gross margins in the first quarter were 99%, consistent with past performance. SG&A expenses this quarter were $12.7 million, up 4% from $12.3 million in the first quarter of 2011. R&D expenses were $4 million, up 40% from $2.8 million in last year’s first quarter.

In total, operating expenses in the first quarter of 2012 were $16.7 million, up 10% from $15.1 million a year ago. The change comes primarily from increased headcount across categories to support our expansion into the growing network connected space, especially in the R&D function. In addition, at CES in January, we launched Sound Matters, a consumer-facing multimedia marketing campaign which includes our first meaningful foray into the social media based marketing. These investments are enabling our aggressive transition into the network connected space and are consistent with our operating plan and margin expectations for 2012. Operating profit for the first quarter of 2012 was $10.2 million, or 38% of revenue, compared to $11.7 million or 44% of revenue in last year’s first quarter. Our tax rate for the first quarter was 41%, and we expect our effective rate to be in the upper 30%s for the year. I should point out that excluding the nondeductible acquisition related cost of $459,000, our Q1 effective rate was 38%, consistent with our expectation.

Turning to the balance sheet, we closed the quarter with cash and investments of $97.6 million. We generated $6.8 million in cash flow from operations, compared to $3.9 million during the first quarter of 2011. And repurchased approximately 72,000 shares of common stock in the open market, for approximately $2 million. This amount was lower than previous quarters as a result of our self-imposed quiet period related to the SRS Labs transaction. Without considering the potential impact of the SRS acquisition, we continue to expect 2012 revenue in the range of $112 million to $116 million, non-GAAP operating margin of approximately 40%, and non-GAAP EPS in the range of $1.60 to $1.65 per diluted share. Stock-based compensation expense is expected to be in the range of $0.37 to $0.38 per share, net of tax in 2012. On a GAAP basis, we expect operating margins of approximately 30%, and EPS in the range of $1.18 to $1.22 per diluted share. With that, I’ll turn the call back over to Jon for his final remarks. Jon?

Jon Kirchner  — DTS, Inc. - Chairman, CEO

As we continue into 2012, we are well positioned to accelerate our progress in a number of key areas. We are excited about our expanding network of important relationships through which we are working to grow the footprint necessary to provide consumers seamless access to premium audio across a wide range of network connected devices. Regarding the SRS transaction and acquisition, we have filed the required paperwork related to HSR review and have begun work on early stage integration plans. We have formed teams from both companies to work through the planning necessary for a fast and effective combination. Currently, we continue to expect the transaction to close in the third quarter of 2012. We will keep you updated on our progress. Lastly, I’d like to take a minute to thank our partners, employees, and customers for their support and efforts during the quarter. The contributions are an integral part of our success and we look forward to an exciting and successful road ahead. With that, operator, please go ahead with questions.

QUESTION AND ANSWER

Operator

Ladies and gentlemen, we will now begin the question-and-answer session. (Operator Instructions). Ralph Schackart with William Blair.

Ralph Schackart  — William Blair & Company - Analyst

First question on fiscal ‘12 revenue outlook, Mel, was there — I know you maintained the revenue forecast but was there any material shifts between what you expect from Blu-ray and what you expect from the connected device market?

Mel Flanigan  — DTS, Inc. - CFO

No. Not really at this point. I think it’s still relatively early in the year. We’re still awaiting a significant chunk of our royalty reports that will ultimately end up as our Q2 revenue. There’s some things going on in Blu-ray between standalone players and game consoles and PCs. Most of it is coming in more or less as we expected.

Ralph Schackart  — William Blair & Company - Analyst

Great. Then just one more if I could, just in terms of the BD pricing that you’re seeing in the end market, is there any change or what should we expect in 2012 as volumes increase?

Mel Flanigan  — DTS, Inc. - CFO

It really hasn’t changed much at all. It’s been remarkably stable. There still is the possibility of some more two channel stuff but frankly Blu-ray and internet connectivity seem to be joined at the hip at this point and everything’s coming through in multi-channel form.

Ralph Schackart  — William Blair & Company - Analyst

Great. That’s all from me. Thank you.

Operator

Andy Hargreaves with Pacific Crest.

Andy Hargreaves  — Pacific Crest Securities - Analyst

Thanks. Just on SRS, can you talk at all about synergy expectations and also just go to market, I mean, you mentioned a little bit going to market with a full suite of products. Will there be active combination, I guess, of the technology or is it just going with more tools in your belt?

Jon Kirchner  — DTS, Inc. - Chairman, CEO

Well, I think, Andy, there are definitely some complementary nature of our technology portfolios, so yes, we expect to combine the portfolios intelligently to deliver a more comprehensive and full and integrated suite of solutions for our customers. We intend to combine the businesses we discussed, maybe point you back to the announcement call and the transcript there because we went into it in some detail but we expect to combine the businesses completely and integrate them, essentially having a bigger, stronger organization and in that process, we expect basically a minimum of roughly $8 million in synergies and so far we’re doing all the work necessary to bring that about.

Andy Hargreaves  — Pacific Crest Securities - Analyst

I’m sorry, was that all on the cost side or is that a combination of revs and cost?

Jon Kirchner  — DTS, Inc. - Chairman, CEO

That is on the cost side.

Andy Hargreaves  — Pacific Crest Securities - Analyst

Okay. And Mel, if you — can you give us — you had given us in the past year-over-year and quarter-over-quarter for each of the segments. Can you do that again?

Mel Flanigan  — DTS, Inc. - CFO

Yes. Let’s see. So quarter-over-quarter, you mean — you’re talking specifically about sequentially?

Andy Hargreaves  — Pacific Crest Securities - Analyst

Yes, yes, or year-over-year, both, whatever you have.

Mel Flanigan  — DTS, Inc. - CFO

Looking at the largest segments, I think we mentioned that home AV was down a bit. It’s in the little bit north of 10% kind of range. Blu-ray was down a little bit, primarily as a result of game consoles and despite the fact that PC was relatively strong at a smaller portion of the total. The car market was about flat with a year ago, kind of as we had expected. On a network connected standpoint, overall we were up 13% from what was in fact a relatively strong Q1 of last year. And then broadcast was down meaningfully, primarily as a result of wrapping up an arrangement for broadcast satellite radio that really wasn’t part of our core strategy going forward.

Andy Hargreaves  — Pacific Crest Securities - Analyst

Okay. Thank you very much.

Operator

(Operator Instructions). Barbara Coffey with Brigantine.

Barbara Coffey  — Brigantine - Analyst

Hi, there. Can you just give me a little bit of color as to when you’re setting your expectations for the year, what kind of sort of Blu-ray sales are you expecting as well as on a network connected devices, are there certain unique devices that you think have greater sway than some others?

Mel Flanigan  — DTS, Inc. - CFO

So we talked before I think the guidance we gave in February we kind of laid out some of the expectations around Blu-ray, et cetera. So in Blu-ray, for the year we expect it to end up in the 35% to 40% of revenue range. Our expectations are for $35-plus million in standalone players, $14 million to $15 million in game consoles, and then about $10 million to $12 million in PCs. And then on network connected, we didn’t give specific unit guidance. What we did say is we expected it to be 20% to 25% of revenues for the year, driven a lot by categories such as TVs and obviously we’re seeing growth in the mobile space as well, mobile device space.

Barbara Coffey  — Brigantine - Analyst

Okay. Are there certain specific devices that we should sort of be watching for continued adoption to see that grow well?

Jon Kirchner  — DTS, Inc. - Chairman, CEO

Sure. I think any broadening of what we’re doing today, so we’ve seen increasing geographic distribution of network connected TVs that include DTS decoding. We’ve seen some new accounts in the TV space, Sharp being an example. From a mobile device category, I think it’s just watching for new models across the board, whether it be smartphones or tablets. We mentioned the Pantech device on the call. I think just watching for more of those. It’s starting from such a small base, you know, that any incremental announcement is going to help move the needle for us.

Barbara Coffey  — Brigantine - Analyst

Okay. Thank you.

Operator

Jim Goss with Barrington Research.

Jim Goss  — Barrington Research Associates, Inc. - Analyst

Hi. When you discussed network connected devices, which I think you’re identifying as network connected televisions and set top boxes, primarily or exclusively, is that right?

Jon Kirchner  — DTS, Inc. - Chairman, CEO

Well, it actually — so it includes TVs, smartphones, tablets.

Jim Goss  — Barrington Research Associates, Inc. - Analyst

Okay, so all of that then.

Jon Kirchner  — DTS, Inc. - Chairman, CEO

Yes.

Jim Goss  — Barrington Research Associates, Inc. - Analyst

If you just focused on the television set top boxes area, I know your principal large competitor has discussed the fact that Western Europe and the United States is primarily digital market at this stage and they have significant penetration there and are moving into some of the Asian markets more aggressively. I’m wondering if you could talk about your patterns here. Say, do you — are you able to get on some of the same devices because those manufacturers feel it’s necessary for all the reasons you’ve discussed about various things that you — that DTS be on as well as Dolby on the television or set top boxes and is that where a lot of this opportunity is coming from?

Jon Kirchner  — DTS, Inc. - Chairman, CEO

Jim, it’s Jon. I think there are a couple of categories to think about when you analyze the broader broadcast/TV space. One is that a lot of these devices are now being built with multi-functionality in mind. So you have set top boxes that are in some cases have drives for Blu-ray players. They have optical drives in them. They accept content not just from a dedicated service but in many cases from over-the-top services as well. As you begin to see that kind of multi-functionality show up in these devices, you then have both the opportunity and the need to support the technologies that are widely available through broader ecosystems and DTS obviously being a primary audio technology, has a place and a role, particularly for those looking to differentiate their service or their content on the basis of a higher quality experience. That’s one area to keep in mind.

There’s also lots of service providers around the world that are looking in an ultra competitive marketplace on how they would like to differentiate their services and as evidence that we’re doing increasing amounts of IPTV business in Europe. We’ve got a couple of relationships in France, for example, among others. And people, as we continue to work on both infrastructure and building relationships in Europe and Asia and even here in the US, I think there’s increasing interest in how does one differentiate themself in a fairly crowded environment and DTS has some technology solutions that can help them do so in both a technical way as well as obviously bringing the premium DTS brand to some of these experiences as well.

Jim Goss  — Barrington Research Associates, Inc. - Analyst

Would you say you’re at a fairly early stage in this roll-out, then, and that there is significant upside? And how tough a sell is it to be the second one on it? Is it just as you were saying, that it’s a good product differentiator or is it something that some may more easily take a pass on number two?

Jon Kirchner  — DTS, Inc. - Chairman, CEO

I think it’s — there’s no question that it’s a — it’s slightly more of an uphill climb to be second than to be first, but that being said, it’s a market position that we’re very accustomed to. We have always been a differentiating technology, looking back now, a history of 18 years as we continue to build global businesses in this space, and I would say we are definitely in the earlier stages of this broader transition and we exist primarily because people want that differentiation and they want that higher quality, higher performance solution and so we’re busy working with customers as they both evaluate what’s possible and work through the mechanics of getting it delivered.

I don’t think there’s anything as we look at the landscape that says that the road is going to be any different than the road we’ve known. And in many cases, we believe that based on the resources and the platform and our market position today that if anything, we’re going to be able to grow this business faster over the next three to five years than we’ve been able to do over the last three to five. So I think overall, we’re ready for the challenge and we’re fired up to do it.

Jim Goss  — Barrington Research Associates, Inc. - Analyst

And then lastly, in the smartphone area, is it fair to think that you’re not as much of a disadvantage in terms of the recentcy of development of that platform and that you should be able to grow along with the growth of that — those new devices as well?

Jon Kirchner  — DTS, Inc. - Chairman, CEO

Well, we’re hard at work on some of the infrastructure elements that will really pave the way for much faster growth but in general, yes, I think it is earlier stage. It’s an earlier stage growth opportunity. High-definition, or higher quality entertainment is beginning to make its way on smartphones in a way that didn’t exist years ago and I think that bodes well for the technologies and brands that are most closely associated with high-definition, high quality entertainment and DTS is one of them. So, we’ve got a lot of work to do in mobile. We’re pleased with some of our progress. But we’re busy laying the groundwork in some cases that people may be externally might not see that we think will help us accelerate our progress over the next couple of years.

Jim Goss  — Barrington Research Associates, Inc. - Analyst

All right. Thanks very much.

Operator

Steven Frankel with Dougherty & Company.

Steven Frankel  — Green Street Advisors - Analyst

Good afternoon. When you look at that connected TV business and the big global brands that have begun to add you to their sets, where do you think you are relative to their global roll-out of those sets? Are we halfway done with that geographic expansion or not quite that far along?

Jon Kirchner  — DTS, Inc. - Chairman, CEO

I would say we’re approaching halfway, Steve. Particularly amongst the big two or three. And we expect more — certainly more progress as the year goes in, goes by and we get into 2013.

Steven Frankel  — Green Street Advisors - Analyst

Okay. And on the Blu-ray/PC front, have drive prices continued to fall or is that kind of flattened out?

Jon Kirchner  — DTS, Inc. - Chairman, CEO

I would say at the moment it’s broadly flattened out. I think we’re still seeing some downward movement but I don’t have current data. Brian may have more than I do.

Brian Towne  — DTS, Inc. - COO

No. We’re not seeing any step function in pricing or real step function large in volume. There is some uncertainty with the ultrabooks coming in. We still think optical drives are going to be in a large portion of the notebooks for the foreseeable future.

Steven Frankel  — Green Street Advisors - Analyst

Okay. Great. Thank you.

Operator

(Operator Instructions). Paul Coster with JPMorgan.

Paul Coster  — JPMorgan Chase & Co. - Analyst

Thank you. The guidance, the revenue guidance for the full year, what does it include by way of recoveries, please?

Mel Flanigan  — DTS, Inc. - CFO

$4 million, Paul.

Paul Coster  — JPMorgan Chase & Co. - Analyst

$4 million. Got it. Thank you. And then the inclusion of your competitors’ products in Windows, what if anything does that do to your outlook longer term? Was there an impact to DTS?

Jon Kirchner  — DTS, Inc. - Chairman, CEO

I don’t think it changes our outlook much. Obviously, Dolby had a prominent place in Windows 7. The game is obviously changing. But I think there is lots in play at the moment in the space and we’re hard at work and believe that at the end of the day that our market opportunity is not eclipsed in any way, shape, or form by that particular announcement.

Paul Coster  — JPMorgan Chase & Co. - Analyst

Thank you.

Operator

Thank you. We have no further questions. I’d like to turn it back over to Jon Kirchner.

Jon Kirchner  — DTS, Inc. - Chairman, CEO

Thank you, operator. On behalf of the management team here at DTS, we very much appreciate your participation in the call today and look forward to speaking with you again soon. Have a nice day.

Operator

Ladies and gentlemen, that does conclude today’s presentation. Thank you for your participation.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION  PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2012 Thomson Reuters. All Rights Reserved.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which DTS and SRS Labs operate and beliefs of and assumptions made by DTS, SRS Labs and their respective management teams, involve uncertainties that could significantly affect the financial results of DTS or SRS Labs or the combined company.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature.  Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving DTS and SRS Labs, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions.  All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, integrating our companies, and the expected timetable for completing the proposed transaction — are forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  For example, these forward-looking statements could be affected by factors including, without limitation:

•                  the ability of the parties to satisfy conditions to the closing of the transaction, including obtaining required regulatory approvals and the approval of SRS Labs stockholders;

•                  the possibility that SRS Labs or DTS may be adversely affected by economic, business and/or competitive factors before or after closing of the transaction;

•                  the ability to successfully complete the integration of acquired businesses, including the businesses being acquired from SRS Labs by, among other things, realizing revenue, expense and other synergies, renewing contracts on competitive terms, successfully leveraging the information technology platform of the acquired business, and retaining key personnel; and

•                  any adverse effect to DTS’ business or the business being acquired from SRS Labs due to uncertainty relating to the transaction.

This list of important factors is not intended to be exhaustive.  Additional risks and factors are discussed in reports filed with the Securities and Exchange Commission (“SEC”) by DTS and SRS Labs from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.  Neither DTS nor SRS Labs assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed merger transaction, DTS and SRS Labs will file a registration statement and proxy statement/prospectus with the SEC.  DTS will file a registration statement on Form S-4 that includes a proxy statement of SRS Labs and which also constitutes a prospectus of DTS.  SRS Labs will mail the proxy statement/prospectus to its stockholders.  BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by DTS and SRS Labs with the SEC at the SEC’s web site at www.sec.gov or by directing a request when such a filing is made to DTS, 5220 Las Virgenes Road,

Calabasas, CA 91302, Attention: Stockholder Relations or by directing a request when such a filing is made to SRS Labs, 2909 Daimler Street, Santa Ana, CA 92705, Attention: Investor Relations.

Participants in the Solicitation

DTS, SRS Labs, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of SRS Labs is set forth in SRS Labs’ annual report on Form 10-K for the year ended December 31, 2011, as amended by Amendment No. 1 on Form 10-K/A, which amended was filed with the SEC on April 30, 2011. Information about the directors and executive officers of DTS is set forth in its definitive proxy statement, which was filed with the SEC on April 10, 2012. Certain directors and executive officers of SRS Labs may have direct or indirect interests in the proposed merger transaction due to securities holdings, preexisting or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger transaction. Investors and security holders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus DTS and SRS Labs will file with the SEC when it becomes available.